                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998    Commission File Number 333-42879


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             Gerber Scientific, Inc. and Participating Subsidiaries
                   401(k) Maximum Advantage Program and Trust
          As Amended and Restated Effective January 1, 1997 (the "Plan")

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

          Gerber Scientific, Inc.
          83 Gerber Road West
          South Windsor, Connecticut  06074

                             REQUIRED INFORMATION

     The following financial statements and supplemental schedules for the Plan are being filed herewith.

                            GERBER SCIENTIFIC, INC.
                        AND PARTICIPATING SUBSIDIARIES
                  401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST



                      FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1998 AND 1997
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

             GERBER SCIENTIFIC, INC AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST




                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Independent Auditors' Report.............................................   4

Statements of Net Assets Available for Plan Benefits,
   December 31, 1998 and 1997............................................   5

Statements of Changes in Net Assets Available for Plan Benefits, Years
   Ended December 31, 1998 and 1997......................................   6

Notes to Financial Statements............................................   9

Schedules

1. Schedule of Assets Held for Investment Purposes at End of
   Plan Years, December 31, 1998 and 1997................................  15

2. Schedule of Reportable Transactions
   for Year Ended December 31, 1998......................................  17

Note: The schedules of non-exempt transactions, assets held for investment purposes which were acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

                         Independent Auditors' Report
                         ----------------------------

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
  401(k) Maximum Advantage Program and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 24, 1998, we did not express an opinion on the Plan's 1997 and 1996 financial statements because, as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information which was certified by Barclays Global Investors, National Association in 1997 and 1996, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. Since that date, we have, at the request of the Plan Administrator, audited the investment information. Accordingly, our present opinion on the 1997 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG  LLP
Hartford, Connecticut
June 30, 1999

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1998 and 1997




                                                                          December 31,
                                                             -------------------------------------
                                                                    1998                 1997
                                                             ---------------       ---------------
Mutual Funds, at fair value:

     MasterWorks Standard & Poor's 500 Stock Fund             $  19,522,150         $  11,365,349
     MasterWorks Asset Allocation Fund                           14,971,914            13,691,984
     MasterWorks Money Market Fund                                9,745,652             8,527,811
     Founders Growth Fund                                         6,280,510                    --
     Strong Schafer Value Fund                                    2,964,259                    --
     Gerber Scientific, Inc. Stock Fund                           2,245,551                    --
     MasterWorks Bond Index Fund                                  1,442,781                    --
     Templeton Foreign (A) Fund                                     551,562                    --
     MasterWorks U.S. Treasury Allocation Fund                      170,770               984,139
     MasterWorks Growth Stock Fund                                       --             3,997,516

Collective Investment Fund, at fair value:

     International Equity Fund                                    1,008,716             1,192,020

Loans Receivable from Plan Participants,                          1,374,838             1,201,467
at fair value:                                               ---------------       ---------------

Net Assets Available for Plan Benefits                        $  60,278,703         $  40,960,286
                                                             ===============       ===============



                See accompanying notes to financial statements.

             GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                  401(K) MAXIMUM ADVANTAGE PROGRAM AND TRUST
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
               INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                           Participant Directed
                                                      ------------------------------------------------------------------------------
                                                              MasterWorks                MasterWorks
                                                                 Money                      Asset                    MasterWorks
                                                                 Market                   Allocation                  S & P 500
                                                                  Fund                       Fund                    Stock Fund
                                                      -----------------------        ---------------------     --------------------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments                $                    -         $         1,335,987       $       2,655,060
      Interest and Dividends                                         374,443                   1,677,618               1,090,656
      Interest on Participant Loans                                        -                           -                       -
                                                      -----------------------        ---------------------     --------------------
                                                                     374,443                   3,013,605               3,745,716
Contributions:
      Plan Participants                                              576,344                     918,887               1,928,146
      Employer                                                       120,162                     144,530                 335,064
                                                      -----------------------        ---------------------     --------------------
          Total Investment Income
          and Contributions                                        1,070,949                   4,077,022               6,008,926
                                                      -----------------------        ---------------------     --------------------
Transfers from Acquired Plan                                       3,171,747                     414,075               3,425,748
                                                      -----------------------        ---------------------     --------------------
Benefits Paid to Participants                                     (1,403,392)                 (1,305,313)             (1,176,857)
Administrative Fees                                                   (5,611)                     (4,631)                 (5,472)
                                                      -----------------------        ---------------------     --------------------
      Total Benefits and Expenses                                 (1,409,003)                 (1,309,944)             (1,182,329)
                                                      -----------------------        ---------------------     --------------------
Excess of Additions Over Deductions                                2,833,693                   3,181,153               8,252,345

Inter-fund Transfers, Net                                         (1,615,852)                 (1,901,223)                (95,544)
                                                      -----------------------        ---------------------     --------------------
      Net Increase in Net Assets                                   1,217,841                   1,279,930               8,156,801

Net Assets Available for Benefits
      at Beginning of Year                                         8,527,811                  13,691,984              11,365,349
                                                      -----------------------        ---------------------     --------------------
Net Assets Available for
      Benefits at End of Year                            $         9,745,652      $           14,971,914       $      19,522,150
                                                      =======================        =====================     ====================

                                                  ----------------------------------------------------------------------------

                                                        Founders                  Masterworks                    Gerber
                                                      Growth Stock                Growth Stock               Scientific Inc.
                                                          Fund                       Fund                       Stock Fund
                                                  ---------------------      --------------------         ----------------------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments             $          525,475        $        (687,726)           $           274,577
      Interest and Dividends                                  149,014                  736,354                              -
      Interest on Participant Loans                                 -                        -                              -
                                                  ---------------------      --------------------         ----------------------
                                                              674,489                   48,628                        274,577
Contributions:
      Plan Participants                                       511,308                  704,935                        573,978
      Employer                                                 86,905                  118,885                         67,643
                                                  ---------------------      --------------------         ----------------------
          Total Investment Income
          and Contributions                                 1,272,702                  872,448                        916,198
                                                  ---------------------      --------------------         ----------------------
Transfers from Acquired Plan                                  487,403                        -                              -
                                                  ---------------------      --------------------         ----------------------
Benefits Paid to Participants                                (188,531)                (365,007)                      (154,193)
Administrative Fees                                              (716)                  (1,636)                          (680)
                                                  ---------------------      --------------------         ----------------------
          Total Benefits and Expenses                        (189,247)                (366,643)                      (154,873)
                                                  ---------------------      --------------------         ----------------------

Excess of Additions Over Deductions                         1,570,858                  505,805                        761,325

Inter-fund Transfers, Net                                   4,709,652               (4,503,321)                     1,484,226
                                                  ---------------------      --------------------         ----------------------
    Net Increase in Net Assets                              6,280,510               (3,997,516)                     2,245,551

Net Assets Available for Benefits
    at Beginning of Year                                            -                3,997,516                              -
                                                  ---------------------      --------------------         ----------------------
Net Assets Available for Benefits
    at end of Year                                $         6,280,510        $               -            $         2,245,551
                                                  =====================      ====================         ======================

                See accompanying notes to financial statements.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                  401(K) MAXIMUM ADVANTAGE PROGRAM AND TRUST
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
               INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                     Participant Directed
                                         ------------------------------------------------------------------------
                                         MasterWorks                                                 MasterWorks
                                            Bond         Templeton     International     Strong     U.S. Treasury
                                            Index        Foreign (A)      Equity      Schafer Value   Allocation
                                            Fund          Fund            Fund            Fund           Fund
                                         ----------    ----------       ----------    ------------     ----------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments   $    (7,293)  $  (83,561)      $  178,383    $   (58,557)     $   16,032
      Interest and Dividends                   7,270       53,099                -         18,931          57,011
      Interest on Participant Loans                -            -                -              -               -
                                         -----------   ----------      -----------    -----------      ----------
                                                 (23)     (30,462)         178,383        (39,626)         73,043

Contributions:
      Plan Participants                        8,255      172,351          157,619        479,454         135,588
      Employer                                   500       29,536           25,895         84,707          24,544
                                         -----------   ----------      -----------    -----------      ----------
          Total Investment Income
          and Contributions                    8,732      171,425          361,897        524,535         233,175
                                         -----------   ----------      -----------    -----------      ----------
Transfers from Acquired Plan                       -            -                -      1,349,810         194,038
                                         -----------   ----------      -----------    -----------      ----------
Benefits Paid to Participants                   (429)     (32,010)         (91,081)      (243,056)       (219,121)
Administrative Fees                              (56)        (189)            (500)          (467)           (546)
                                         -----------   ----------      -----------    -----------      ----------
      Total Benefits and Expenses               (485)     (32,199)         (91,581)      (243,523)       (219,667)
                                         -----------   ----------      -----------    -----------      ----------
Excess of Additions Over Deductions            8,247      139,226          270,316      1,630,822         207,546
Inter-fund Transfers, Net                  1,434,534      412,336         (453,620)     1,333,437      (1,020,915)
                                         -----------   ----------      -----------    -----------      ----------
      Net Increase in Net Assets           1,442,781      551,562         (183,304)     2,964,259        (813,369)
Net Assets Available for Benefits
      at Beginning of Year                         -            -        1,192,020              -         984,139
                                         -----------   ----------      -----------    -----------      ----------
Net Assets Available for
      Benefits at End of Year            $ 1,442,781   $  551,562      $ 1,008,716    $ 2,964,259      $  170,770
                                         ===========   ==========      ===========    ===========      ==========
                                              Participant Directed
                                        -----------------------------
                                        Participant
                                           Loans            Total
                                        ------------    -------------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments  $          -     $ 4,148,377
      Interest and Dividends                       -       4,164,396
      Interest on Participant Loan           120,348         120,348
                                        ------------    ------------
                                             120,348       8,433,121

Contributions:
      Plan Participants                            -       6,166,865
      Employer                                     -       1,038,371
                                        ------------    ------------
          Total Investment Income
          and Contributions                  120,348      15,638,357
                                        ------------    ------------
Transfers from Acquired Plan                       -       9,042,821
                                        ------------    ------------
Benefits Paid to Participants               (163,267)     (5,342,257)
Administrative Fees                                -         (20,504)
                                        ------------    ------------
      Total Benefits and Expenses           (163,267)     (5,362,761)
                                        ------------    ------------
Excess of Additions Over Deductions          (42,919)     19,318,417
Inter-fund Transfers, Net                    216,290               -
                                        ------------    ------------
      Net Increase in Net Assets             173,371      19,318,417
Net Assets Available for Benefits
      at Beginning of Year                 1,201,467      40,960,286
                                        ------------    ------------
Net Assets Available for
      Benefits at End of Year           $  1,374,838     $60,278,703
                                        ============    ============

                                                          (Concluded)

                See accompanying notes to financial statements.

                                      GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
                                            401(K) MAXIMUM ADVANTAGE PROGRAM AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                               FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                 Participant Directed
                                               -------------------------------------------------------------------------------------
                                                MasterWorks   MasterWorks   MasterWorks   MasterWorks    MasterWorks
                                                    Asset                      Money         Growth     U.S. Treasury  International
                                                 Allocation    S & P 500       Market         Stock       Allocation      Equity
                                                    Fund       Stock Fund       Fund          Fund          Fund           Fund
                                               -------------  -------------  ----------   ------------  -------------  -------------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments        $    750,588    $  2,066,048  $        --   $   (175,745)  $    6,423    $     2,249
      Interest and Dividends                     1,703,511         383,933      459,357        313,054       60,059             --
      Interest on Participant Loans                     --              --           --             --           --             --
                                              ------------    ------------  -----------   ------------  -----------    -----------
                                                 2,454,099       2,449,981      459,357        137,309       66,482          2,249
Contributions:
      Plan Participants                          1,071,075       1,063,624      846,838        686,884      106,967        226,035
      Employer                                     113,523         116,754      105,588         75,513       15,108         21,283
                                              ------------    ------------  -----------   ------------  -----------    -----------
          Total Investment Income
          and Contributions                      3,638,697       3,630,359    1,411,783        899,706      188,557        249,567
                                              ------------    ------------  -----------   ------------  -----------    -----------
Transfers from Acquired Plan                            --         268,985           --        124,906       21,268        125,975
                                              ------------    ------------  -----------   ------------  -----------    -----------
Benefits Paid to Participants                     (508,330)       (415,668)  (1,186,941)      (281,387)     (61,412)      (119,020)
Administrative Fees                                 (5,255)         (3,892)      (6,877)        (1,662)        (506)          (530)
                                              ------------    ------------  -----------   ------------  -----------    -----------
      Total Benefits and Expenses                 (513,585)       (419,560)  (1,193,818)      (283,049)     (61,918)      (119,550)
                                              ------------    ------------  -----------   ------------  -----------    -----------
Excess of Additions Over Deductions              3,125,112       3,479,784      217,965        741,563      147,907        255,992
Inter-fund Transfers, Net                         (337,734)      1,415,675     (351,905)      (403,766)     (96,517)      (110,588)
                                              ------------    ------------  -----------   ------------  -----------    -----------
      Net Increase in Net Assets                 2,787,378       4,895,459     (133,940)       337,797       51,390        145,404
Net Assets Available for Benefits
      at Beginning of Year                      10,904,606       6,469,890    8,661,751      3,659,719      932,749      1,046,616
                                              ------------    ------------  -----------   ------------  -----------    -----------
Net Assets Available for
      Benefits at End of Year                 $ 13,691,984    $ 11,365,349  $ 8,527,811    $ 3,997,516    $ 984,139    $ 1,192,020
                                              ============    ============  ===========   ============  ===========    ===========
                                               ----------------------------------------
                                                    Participant
                                                      Loans                  Total
                                               ------------------        --------------
Investment Income:
      Net Appreciation (Depreciation)
          in Fair Value of Investments             $         --            $  2,649,563
      Interest and Dividends                                 --               2,919,914
      Interest on Participant Loans                     118,681                 118,681
                                                  -------------          --------------
                                                        118,681               5,688,158
Contributions:
      Plan Participants                                      --               4,001,423
      Employer                                               --                 447,769
                                                  -------------          --------------
          Total Investment Income
          and Contributions                             118,681              10,137,350
                                                  -------------          --------------
Transfers from Acquired Plan                              7,414                 548,548
                                                  -------------          --------------
Benefits Paid to Participants                           (64,071)             (2,636,829)
Administrative Fees                                          --                 (18,722)
                                                  -------------          --------------
      Total Benefits and Expenses                       (64,071)             (2,655,551)
                                                  -------------          --------------
Excess of Additions Over Deductions                      62,025               8,030,347
Inter-fund Transfers, Net                              (115,166)                     --
                                                  -------------          --------------
      Net Increase in Net Assets                        (53,141)              8,030,347
Net Assets Available for Benefits
      at Beginning of Year                            1,254,608              32,929,939
                                                  -------------          --------------
Net Assets Available for
      Benefits at End of Year                      $  1,201,467            $ 40,960,286
                                                  =============          ==============

                See accompanying notes to financial statements.

             GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST


                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 1998 and 1997



A.  Description of the Plan
    -----------------------

    The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401 (k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

    1.    General
          -------

          The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401 (k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    2.    Purpose
          -------

          The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

    3.    Administration
          --------------

          The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, furnishes individual benefits statements to Participants, and files such reports as may be required by law.

    4.    Eligibility
          -----------

          Employees of the Company become eligible to participate in the Plan on the first day of employment.

     5.  Employee Contributions
         ----------------------

         An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's eligible pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. Eligible pay is defined as base pay, overtime pay, commissions, and bonus pay. "Pre-tax" contributions may range from 2% to 15% of base pay and "after-tax" contributions may range from 1% to 10% of base pay. A Participant may change or suspend contributions by providing written notice to the Company.

         "Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

         Under Internal Revenue Service regulations, annual compensation limit for Plan purposes was $160,000 in 1998 and in 1997, and the maximum "pre-tax" contribution was limited to $10,000 per Participant in 1998 and $9,500 per Participant in 1997.

    6.   Employer Contributions
         ----------------------

         The Company matches 50% of the first 6% of eligible pay which a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $800 per Participant for 1998 and $400 per Participant in 1997.

    7.   Investment of Contributions and Participants' Accounts
         ------------------------------------------------------

         A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

         A Participant directs the investment of his/her account. During Plan year ending December 31, 1998, there were ten investment funds in which Participants could invest. These investment funds are managed by a variety of investment managers. The investment funds offered to participants during Plan year ending December 31, 1998 were:

         a. The MasterWorks Money Market Fund, which is comprised of investments in U.S. Government and agency obligations, bank certificates of deposit, bankers' acceptances, and corporate commercial paper;

         b. The MasterWorks Asset Allocation Fund, which uses a computer model to allocate its investments among common stocks, U.S. Treasury bonds, and money market instruments. The computer model allocates and reallocates investments among these asset classes based upon estimates of their relative risk and rates of return;

         c. The U.S. Treasury Allocation Fund, which invests in three classes of U.S. Treasury debt securities: long-term U.S. Treasury bonds; intermediate-term U.S. Treasury notes; and short-term U.S. Treasury bills. The Fund allocates and reallocates investments among these classes of debt securities based upon estimates of their relative risk and rates of return;

         d. The MasterWorks Bond Index Fund, which is comprised of fixed-income securities issued by the U.S. Government and investment grade corporations and attempts to achieve the same rate of return as the Lehman Brothers Government/Corporate Bond Index by holding nearly all of the 5,000 fixed-income securities that the Index measures;

         e. The MasterWorks Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

         f. The Founders Growth Fund, which invests primarily in common stock and other equity securities of U.S. companies;

         g. The Strong Schafer Value Fund, which invests primarily in common stock and other equity securities of U.S. companies;

         h. The Gerber Scientific, Inc. Stock Fund is comprised primarily of the common stock of Gerber Scientific, Inc. and a nominal component of money market instruments;

         i. The Templeton Foreign (A) Fund, which invests primarily in stocks and debt obligations of companies and governments outside the U.S.; and

         j. The International Equity Fund, which invests in securities traded outside the United States and excludes securities of U.S. companies. The Fund invests in substantially the same stocks and the same percentages as comprise the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index.

         In December 1998, the MasterWorks Growth Stock Fund investment manager discontinued the fund and therefore the fund was removed from the portfolio of funds available for investment. The Plan elected to transfer the fund balance to the Founders Growth Fund. Also in December 1998, the MasterWorks U.S. Treasury Allocation Fund was removed from the portfolio of funds available for investment. The MasterWorks Bond Index Fund was added as a fund available for investment.

         The Plan permits a participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

     8.  Vesting
         -------

         A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

    9.   Withdrawals and Loans
         ---------------------

         The Plan allows the distribution of savings at the end of the Participant's career with the Company or the maintenance of their account balance until distribution is requested. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

         Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, funeral expenses, the purchase of a primary residence, or the loss of a primary residence through eviction or mortgage foreclosure. Hardship withdrawals require approval of the Committee. Non-hardship withdrawals may be made only against a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

         Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account balance. Loan repayments are redeposited in the Participant's account in accordance with the Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution. As of December 31, 1998 interest rates on outstanding loans ranged from 7% to 10.98%.

    10.  Payment of Benefits
         -------------------

         Distributions from the Plan are paid either in a lump sum cash payment or a portion paid in a lump sum and the remainder paid later. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $3,500, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution.

         Upon the death of a Participant, the designated beneficiary, or the Participant's estate if no beneficiary is designated, is entitled to 100% of the Participant's account.

    11.  Taxation
         --------

         Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

B.  Summary of the Plan's Significant Accounting Policies
    -----------------------------------------------------

    1.   Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the plan years ended December 31, 1998 and 1997.

    2.   Trust Funds Held and Managed
         ----------------------------

         On August 29, 1997, Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") acquired the MasterWorks division of Barclays Global Investors, National Association ("Barclays") and became the Plan's recordkeeper. Barclays remained as trustee of the Plan through December 31, 1997. On January 1, 1998, Merrill Lynch Trust Company, FSB became trustee of the Plan.

         The Plan's investments at December 31, 1998 were held in trust by Merrill Lynch Trust Company, FSB and were invested in mutual funds and a collective investment fund managed by various investment managers. Investments were recorded by Merrill Lynch on a trade date basis. For the Plan year ended December 31, 1998, the investment in and the changes in these investment funds were reported to the Plan by Merrill Lynch as determined through the use of quoted market values for all assets of the funds.

         The Plan's investments at December 31, 1997 were held in trust by Barclays and were invested in mutual funds and a collective investment fund managed by Barclays Global Fund Advisors (BGFA), a wholly owned subsidiary of Barclays. Investments were recorded by Barclays on a trade date basis. For the Plan year ended December 31, 1997, the investment in and the changes in these investment funds were reported to the Plan by Barclays as determined through the use of current market values for all assets of the funds.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities.

C.  Administrative Expenses
    -----------------------

    Costs of establishing and administering the Plan, such as legal fees, consulting fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses which are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants.

D.  Amendment and Termination
    -------------------------

    Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

E.  Federal Income Tax Status of the Plan
    -------------------------------------

    The Company has received favorable determinations from the Internal Revenue Service that the Plan constitutes an employees' trust which is exempt from taxation, and that the Company may deduct for income tax purposes the amounts contributed by it to the trust fund.

    It is the intention of the Company that the Plan remain qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of
    Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan which is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of
    Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

F.  Plan Mergers/Sale of Subsidiary
    -------------------------------

    In February 1998, Gerber Optical, Inc. a subsidiary of Gerber Scientific, Inc., acquired Coburn Optical Industries, Inc. In conjunction with this acquisition, in December 1998 the Coburn Employees' Retirement Savings Plan was merged into the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

    In February 1997, Gerber Garment Technology, Inc. a subsidiary of Gerber Scientific, Inc., acquired Cutting Edge, Inc. In conjunction with this acquisition, the Cutting Edge, Inc. 401(k) Profit Sharing Plan was merged into the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

    In March 1998, Gerber Scientific, Inc. sold the Gerber Systems subsidiary. Employees of Gerber Systems were given the option of transferring their account balance to their new employer's 401(k) plan.

G.  Subsequent Events
    -----------------

    Effective January 1, 1999 the Company increased the matching contribution maximum annual amount from $800 to $1,000 per participant.

    In June 1999, the MasterWorks Money Market Fund was no longer offered to participants for investment and was replaced by the Merrill Lynch Retirement Reserves Money Fund.

                                                                      Schedule 1

             GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                   401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

 Item 27a-Schedule of Assets Held for Investment Purposes as of
            December 31, 1998

                                               Description of investment,
                                                including maturity date,
                                                   rate of interest,
       Identity of issue, borrower,               collateral, par, or                            Current
         lessor, or similar party                   maturity value                 Cost           Value
------------------------------------------  --------------------------------  --------------  -------------
*Merrill Lynch Trust Company, FSB

    Masterworks Funds:

         Standard & Poor's 500 Stock Fund   Mutual Fund, 793,261 shares        $ 17,108,946   $ 19,522,150

         Asset Allocation Fund              Mutual Fund, 1,058,834 shares        13,820,649     14,971,914

         Money Market Fund                  Mutual Fund, 9,745,652 shares         9,745,652      9,745,652

         Bond Index Fund                    Bond Index Fund, 144,134 shares       1,450,220      1,442,781

         U.S. Treasury Allocation Fund      Mutual Fund, 18,014 shares              170,779        170,770

    Founders Growth Fund                    Mutual Fund, 307,717 shares           5,778,910      6,280,510

    Strong Schafer Value Fund               Mutual Fund, 49,996 shares            2,967,690      2,964,259

    Gerber Scientific, Inc. Stock Fund      Stock Fund, 191,600 shares            2,153,860      2,245,551

    International Equity Fund               Collective Investment Fund,             871,662      1,008,716
                                             59,406 shares

    Templeton Foreign (A) Fund              Mutual Fund, 65,740 shares              626,715        551,562

    Participant Loans                       Participant Loans, 7.0% - 10.98%      1,374,838      1,374,838

                                                                               -------------  -------------

                                                                               $ 56,069,921   $ 60,278,703
                                                                               =============  =============

 *-Represents a party-in-interest.

            GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                  401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

        Item 27a-Schedule of Assets Held for Investment Purposes as of
                               December 31, 1997

                                                 Description of investment,
                                               including maturity date, rate of
     Identity of issue, borrower,                interest, collateral, par, or
       lessor, or similar party                         maturity value                           Cost
---------------------------------              ---------------------------------               ---------------
* Barclays Global Investors:

   Masterworks Funds:

     Asset Allocation Fund                     Mutual Fund, 1,074,724 shares                     $ 13,018,006

     Standard & Poor's 500 Stock Fund          Mutual Fund, 557,398 shares                          9,458,404

     Money Market Fund                         Mutual Fund, 8,527,811 shares                        8,527,811

     Growth Stock Fund                         Mutual Fund, 273,615 shares                          4,172,194

     U.S. Treasury Allocation Fund             Mutual Fund, 104,919 shares                            977,135

   International Equity Fund                   Collective Investment Fund, 83,945 shares            1,194,298

   Participant Loans                           Participant Loans, 7.0% - 11.9%                      1,201,467
                                                                                               ---------------

                                                                                                 $ 38,549,315
                                                                                               ===============

 *-Represents a party-in-interest.

                                                                                                                          Schedule 2
                                                                                                                          ----------

                                      GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

                                            401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

                        Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998


                                                                                                  Value
                                     (b) Description of asset           Number         ---------------------------
          (a) Identity of           (include interest rate and    ------------------   (c) Purchase   (d) Selling   (e) Lease
          party involved             maturity in case of a loan)  Purchases    Sales       price        price         rental
----------------------------------  ----------------------------  ------------------   ---------------------------  ----------
* Merrill Lynch Trust Company, FSB

  Standard & Poor's 500 Stock Fund           Mutual Fund            140         105    $ 8,687,095     $ 3,185,354   $    -

  Money Market Fund                          Mutual Fund            111         126     7,807,674        6,589,833        -

  Founders Growth Fund                       Mutual Fund            142          66     6,119,447          364,412        -

  Strong Schafer Value Fund                  Mutual Fund            137          69     4,148,816        1,126,000        -

  Gerber Scientific, Inc. Stock Fund         Stock Fund             160          73     4,036,731        2,065,757        -

  Asset Allocation Fund                      Mutual Fund            135         100     4,079,880        4,135,936        -

  Growth Stock Fund                          Mutual Fund            114         102     1,630,906        4,940,696        -

  U.S. Treasury Allocation Fund              Mutual Fund            130          61     1,117,477        1,946,879        -


                                     (b) Description of asset      (f) Expense         (g) Cost of asset
          (a) Identity of           (include interest rate and    incurred with   ----------------------------
          party involved            maturity in case of a loan)    transaction      Purchases        Sales
----------------------------------  ---------------------------   -------------   ----------------------------
* Merrill Lynch Trust Company, FSB

Standard & Poor's 500 Stock Fund             Mutual Fund             $    -        $ 8,687,095     $ 2,251,654

Money Market Fund                            Mutual Fund                  -          7,807,674       6,589,833

Founders Growth Fund                         Mutual Fund                  -          6,119,447         340,537

Strong Schafer Value Fund                    Mutual Fund                  -          4,148,816       1,181,127

Gerber Scientific, Inc. Stock Fund           Stock Fund                   -          4,036,731       1,882,871

Asset Allocation Fund                        Mutual Fund                  -          4,079,880       3,466,388

Growth Stock Fund                            Mutual Fund                  -          1,630,906       5,641,587

U.S. Treasury Allocation Fund                Mutual Fund                  -          1,117,477       1,934,960

                                                                         (h) Current value of asset
                                          (b) Description of asset           on transaction date
          (a) Identity of                (include interest rate and      ----------------------------       (i) Net
          party involved                 maturity in case of a loan)       Purchases        Sales          Gain (Loss)
-----------------------------------      ---------------------------     ----------------------------    --------------
* Merrill Lynch Trust Company, FSB

   Standard & Poor's 500 Stock Fund              Mutual Fund             $ 8,687,095    $ 3,185,354         $ 933,700

   Money Market Fund                             Mutual Fund               7,807,674      6,589,833                 0

   Founders Growth Fund                          Mutual Fund               6,119,447        364,412            23,875

   Strong Schafer Value Fund                     Mutual Fund               4,148,816      1,126,000           (55,127)

   Gerber Scientific, Inc. Stock Fund            Stock Fund                4,036,731      2,065,757           182,886

   Asset Allocation Fund                         Mutual Fund               4,079,880      4,135,936           669,548

   Growth Stock Fund                             Mutual Fund               1,630,906      4,940,696          (700,891)

   U.S. Treasury Allocation Fund                 Mutual Fund               1,117,477      1,946,879            11,919

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Gerber Scientific, Inc. and Participating
                              Subsidiaries 401(k) Maximum Advantage Program and Trust As Amended and Restated Effective January 1, 1997

Date July 14, 1999            /s/ GARY K. BENNETT
                              ------------------------------------------
                              Gary K. Bennett
                              Member of the Committee duly authorized to
                              administer the Plan